

20012654

Section

MAR 10 20..

Washington U.J

413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69118

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/19_____ AND ENDING _____12/31/19_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Advanced Strategies Broker Dealer LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1308 Dallas Road

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Chattanooga	**TN**	**37405**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles W. Bikas   **(423) 265-4353**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC

(Name – if individual, state last, first, middle name)

2727 Paces Ferry Rd SE, Ste 2-1680	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Charles W. Bikas_____ , swear (or affirm) that, to the best of my

knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Advanced Strategies Broker Dealer LLC_____ , as

of _____December 31, 2019,__ are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____N/A_____

_____

_____

_____

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation, between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Advanced Strategies Broker Dealer LLC
1308 Dallas Road
Chattanooga, TN 37405

E-Mail
cbikas@asbdllc.com

Cell Phone
(423) 580-4307

March 12th, 2020

VIA First Class Mail – Certified Return Receipt

Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, DC 20549

RE: 2019 Annual Audit for Advanced Strategies Broker Dealer LLC

Dear Securities and Exchange Representative,

My auditor got behind schedule on our 2019 audit. So FINRA granted us an extension to file this document to March 16th, 2020. Thought I should let you know.

Respectfully Yours,

Charles Bikas
Managing Member

Advanced Strategies Broker Dealer LLC
Financial Statements
For the Year Ended
December 31st, 2019
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Advanced Strategies Broker Dealer, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Advanced Strategies Broker Dealer, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2012.

March 6, 2020
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

Advanced Strategies Broker Dealer LLC
Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$15,401
Prepaid Expenses	2,729
Due from Broker	1,491
Receivable from Mutual Funds	740
Total Assets	$20,361

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Due to Member	50
Commissions Payable	707
Total Liabilities	757
MEMBER'S EQUITY	19,604
Total Liabilities and Member's Equity	$20,361

The accompanying notes are an integral part of these financial statements

Advanced Strategies Broker Dealer LLC
Statement of Operations
For the Year Ended December 31, 2019

REVENUES		
Mutual Fund Fees	$	5,902
Commissions	$	29,612
Fees from Brokers		5,934
Total Revenues		41,448
EXPENSES		
Commissions		6,042
Occupancy		380
Communications		2,101
Other Operating Expenses		14,045
Total Expenses		22,568
NET INCOME		$18,880

The accompanying notes are an integral part of these financial statements

Advanced Strategies Broker Dealer LLC
Statement of Cash Flows
For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:

Adjustments to Reconcile Net Income to Net Cash Provided by Operations:	$18,880
Net Income	
Decrease in Accounts Receivable	186
Increase in Prepaid Expenses	(2,473)
Decrease Due to Member	(12)
Increase Due to Brokers	707

NET CASH PROVIDED BY OPERATING ACTIVITIES $17,288

CASH FLOW FROM FINANCING ACTIVITIES

Member withdrawals   (13,950)

NET CASH USED BY FINANCING ACTIVITIES   (13,950)

NET INCREASE IN CASH $3,338

CASH BALANCE

Beginning of Period	12,063
End of Period	15,401

The accompanying notes are an integral part of these financial statements

Advanced Strategies Broker Dealer LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2019

Beginning Balance, December 31, 2018	$	14,674
Net Income		18,880
Distributions	$	(13,950)
Ending Balance, December 31, 2019	$	19,604

The accompanying notes are an integral part of these financial statements

Advanced Strategies Broker Dealer LLC
Notes to Financial Statements
December 31, 2019

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization and Description of Business</u>: Advanced Strategies Broker Dealer, LLC (the "Company"), a limited liability company, was organized in June 2012 and became a broker-dealer in August 2013. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

As a Limited Liability Company, the Member's liability is limited to this investment.

The Company's primary business is brokerage of mutual funds and variable annuities, and it operates under the provisions of paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company operates from an office located in Chattanooga, Tennessee and its customers are primarily in Tennessee, Georgia and North Carolina.

<u>Accounting Policies</u>: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

<u>Cash:</u> The Company maintains its cash balances at a high credit quality financial institution balances, at times, may exceed Federal insurance limits.

<u>Income Taxes:</u> The Company is a sole proprietorship for income tax reporting purposes. Income or losses flow through to the member and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Advanced Strategies Broker Dealer LLC
Notes to Financial Statements
December 31, 2019

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED...

<u>Estimates</u>: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

<u>Revenue Recognition:</u> The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 606 prescribes a five-step process to accomplish this core principle, including:

* Identification of the contract with the customer;
* Identification of the performance obligation(s) under the contract;
* Determination of the transaction price;
* Allocation of the transaction price to the identified performance obligation(s); and
* Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s)

Commissions from the sales of mutual funds and other securities are recognized upon the occurance of a transaction

Marketing or distribution fees earned from mutual funds are paid over time (12b-1 fees) on the basis of a contractual rate applied to the customers' assets under management. Fees are received quarterly and monthly and are recognized as revenue in the period in which performance obligations are satisfied.

<u>Accounts Receivable</u>: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each mutual fund or insurance company.

The carrying amount of the accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all deliquent accounts receivable balances and based on assessment of the current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Generally, receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Advanced Strategies Broker Dealer LLC
Notes to Financial Statements
December 31, 2019

<u>Date of Management's Review</u>: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B - NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019 the Company had net capital of $15,384 which was $10,384 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .052 to 1.0.

NOTE C - RELATED PARTY

The Company has an expense sharing agreement with its Member. Under the terms of the agreement, the Company pays the Member for certain costs provided to the Company, primarily utility expenses for the office premise provided`.
The amount expensed for the year ended December 31, 2019 was approximately $380. The balance due to the Member on the accompanying statement of financial condition arose from this agreement.

NOTE D - CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2019.

NOTE E - CONCENTRATIONS

The Company had one customer that represents approximately 45.94% of the total revenue for 2019.

Advanced Strategies Broker Dealer LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission Act of 1934
As of December 31, 2019

NET CAPITAL:

Total Member's equity	$	19,604
Less:		
Due from Brokers		(1,491)
Prepaid Expenses		(2,729)
Receivables from Mutual Funds		(740)
Net Capital Before haircuts		14,644
Less haircuts		
Net Capital		14,644
Minimum Net Capital Required		5,000
Excess Net Capital		9,644
Aggregate Indebtedness		757
Minimum Net Capital Required Based on Aggregate Indebtedness	$	50
Ratio of Aggregate Indebtedness to net capital		.05 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN PART IIA OF FORM X-17a-5 AS OF DECEMBER 31, 2019

There is no significant difference between net capital as reported on
Form X-17A-5 and net capital as computed above.

Advanced Strategies Broker Dealer LLC

Schedule II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

Advanced Strategies Broker Dealer LLC

Schedule III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

The company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Advanced Strategies Broker Dealer, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Advanced Strategies Broker Dealer, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Advanced Strategies Broker Dealer, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions"); and, (2) Advanced Strategies Broker Dealer, LLC stated that Advanced Strategies Broker Dealer, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Advanced Strategies Broker Dealer, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Advanced Strategies Broker Dealer, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 6, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

Advanced Strategies Broker Dealer LLC
1308 Dallas Road
Chattanooga, TN 37405

E-Mail
cbikas@asbdllc.com

Cell Phone
(423) 580-4307

January 22nd, 2020

VIA Mail

RUBIO CPA, PC
Certified Public Accountants
2727 Paces Ferry Road SE
Suite 1680
Atlanta, GA 30339

RE: Exemption Report Requirement for 2019 Annual Audit.

Dear Mr. Rubio,

Advanced Strategies Broker Dealer, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(1) of the Rule.

- Advanced Strategies Broker Dealer, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2019 without exception.

Respectfully Yours,

Charles Bikas
Managing Member